Enercorp, Inc.

Dear Shareholder:

I am pleased to send you the 1998 Annual Report and Form 10-K for Enercorp, Inc. for our fiscal year ended June 30, 1998. I would like to take this opportunity to tell you what has been accomplished at the company during this past year, and what we have planned for the future.

First, let me discuss the operating results for the year. Operating companies generally measure their performance on the basis of net income per share. For investment companies such as Enercorp, the factor that best conveys the value of the company is its Net Asset Value, or NAV. For the fiscal year ended June 30, 1998, Enercorp reported an NAV of $2,305,017, or $3.90 per share. This compared to $2,364,964, or $4.00 per share for the fiscal year ended June 30, 1997. The company's NAV generally increases or decreases in value based on the change in the share price of the companies in which Enercorp has made investments.

Our two principal investments that determine our NAV are those in Williams Controls, Inc. (Nasdaq: WMCO) and Ajay Sports, Inc. (OTC Bulletin Board: AJAY). Of these, Williams Controls is far more significant, in terms of the impact of its price on the NAV of Enercorp. On July 1, 1997, the beginning of our 1998 fiscal year, Williams Controls stock closed at $2.41 per share. On June 30, 1998, the stock closed at $2.63 per share, an increase of approximately 9% during the period. In contrast, the stock of Ajay Sports began our fiscal year at $1.50 per share, and closed our 1998 fiscal year at $0.94 per share, a 37% decline. Ajay Sports' stock prices reflect a 1-for-6 reverse stock split that this investee company completed in August 1998.

Bank Credit Line Refinanced
Enercorp charges only a moderate sum for the services it provides to its investee companies, choosing instead to leave those funds with the investees and focus on improving their stock prices, and therefore Enercorp's NAV. As a result, Enercorp's bank loan facility is its primary source of operating capital. In July 1997, Enercorp was approved for a $2,250,000 line of credit with Comerica Bank, replacing the previous $2,000,000 line with NBD Bank. We were successful in raising the Comerica credit limit to $2,500,000 during the year to continue to fund Enercorp's ongoing operations.

Nasdaq Listing Challenged
On February 26, 1998, Enercorp was advised by the Nasdaq Stock Market that Nasdaq planned to remove the company's common stock from the Nasdaq SmallCap Market. Nasdaq stated that Enercorp did not meet some of its new, more stringent requirements for continued listing on the SmallCap Market. Despite submitting a plan that we believed would keep us in compliance with Nasdaq's new requirements, the company's common shares were delisted on September 17, 1998 and the stock currently trades on the Over The Counter Bulletin Board. The company believed that its plan for continued listing met all Nasdaq requirements and requests, and we have filed an appeal with Nasdaq to attempt to have our common shares reinstated as eligible to trade on the SmallCap Market. The company believes that the Nasdaq decision was arbitrary and without basis in law, and we have been advised that the appeal hearing will take place in January 1999.

SEC Examination
As you may know, the Securities and Exchange Commission monitors Enercorp's operations. In late August 1997, the SEC's Midwest Regional Office (MRO) began an examination of Enercorp's books and records, its first in six years. Approximately a month later, Enercorp received a letter from the MRO outlining the results of its examination, and the company responded to this letter soon after it was received. Based on this response, we believe that we have complied with the requests of the MRO on all matters discussed in the examination, and we have not heard from the SEC on this matter since that time.

New Directions
The proxy statement that accompanies this annual report outlines a number of initiatives that we plan to undertake in the near future, if we receive your approval. While each of the five proposals outlined in the proxy statement is important, Proposals 2 and 3 should give you an indication of the direction in which we hope to take Enercorp in the future.

Proposal 2 would authorize the company to sell shares of its common stock at prices below the company's NAV at the time of the stock sale. The Investment Company Act of 1940 prohibits Enercorp, as a Business Development Company (BDC), from selling its stock at a price less than NAV unless it is approved by the company's shareholders. Historically, however, the company's stock price has generally trailed the NAV, making it difficult to raise the new capital necessary to expand. As I mentioned earlier, the company depends primarily on the Comerica bank loan to fund its operations. If we are to expand the company in the future, we need the ability to raise additional equity capital to fund this growth. Staying in our current position, with just two investee companies, is not an option, in the opinion of management. We believe this money raising ability is critical to our future success.

Without approval to raise additional capital, the only feasible alternative is to begin to liquidate the investee portfolio so the bank loan balance can be reduced. It is currently the belief of management that this is not the appropriate time to do this, especially given the profit improvement that Williams Controls has experienced during 1998 and what we believe the future prospects are for that company. To sell the Williams shares at this time would, we believe, deny Enercorp the opportunity to realize the potential benefit of our patience in 1996 and 1997, when Williams Controls had substandard operating performances prior to its 1998 improvement.

The other significant proposal related to our future direction is a request to withdraw the company's election as a Business Development Company. In 1982, Enercorp elected to be treated as a BDC, but the Investment Company Act of 1940 provides that a BDC may not change the nature of its business, or withdraw its election as a BDC, unless shareholders approve such an action. Over the past sixteen years, since the company began operating as a BDC, the business, regulatory and financial climates have shifted gradually, making operations as a BDC more challenging and difficult. These changes include limiting a BDC's ability to sell its common stock at a price below NAV without shareholder approval. The Board of Directors and I believe that there is merit in exploring a change in our form of business, seeing what opportunities may be available to us as an operating company, and examining what the potential benefits may be. With your approval, we would then have the ability to change to an operating company format should the right opportunity exist. If the shareholders approve this proposal, management intends to vigorously pursue this direction to see what opportunities may be available for Enercorp as an operating company.

We thank you for your consideration of the proposals before you, all of which are fully described in our proxy statement. I hope you will choose to provide the company, through your vote "in favor", with the tools we believe we need as we strive to improve shareholder value.

Thank you for your continuing support of Enercorp.

Sincerely,



Robert R. (Rick) Hebard

Forward-looking statements in this annual report to shareholders, if any, are made under the safe harbor provisions of the Private Securities Litigation
Reform Act of 1995. Certain important factors could cause results to differ materially from those anticipated by the statements, including the impact of changing economic or business conditions, the impact of competition, the availability of financing, the availability of appropriate operating companies to acquire or in which to make investments, the approval, or lack thereof, of the proposals described in the company's proxy materials, and other factors inherent in the industry and other factors discussed from time to time in reports filed by the company with the Securities and Exchange Commission.

                            Corporate Information

Board of Directors
    Carl W. Forsythe
    H. Samuel Greenawalt
    Robert R. Hebard, President and Chief Executive Officer

Corporate Office
7001  Orchard  Lake  Road,  Suite  424,  West   Bloomfield,   MI  48322  (248)
851-5651    (248) 851-9080 (fax)

Transfer Agent
American Securities Transfer and Trust, Inc. 1825 Lawrence St., Suite 444, Denver, CO 80202

Auditors
Hirsch, Silberstein & Sulbelsky, P.C., 31731 Northwestern Hwy., Suite 156W, Farmington Hills, MI 48334

Form 10-K
Shareholders may request additional copies of Form 10-K, which the Company files with the Securities and Exchange Commission, by contacting the Company at its Corporate Office in West Bloomfield, MI.

Securities Information
The Company's securities trade on the Over the Counter Bulletin Board under the symbol "ENCP"

Annual Meeting
The Annual Meeting of the Shareholders of Enercorp, Inc. will be held at the Company's Corporate Office in West Bloomfield, Michigan on Friday, January 29, 1999 at 9:00 a.m. EST. The record date is December 22, 1998.

                       Enercorp, Inc. Statement of Risk

      As a business development company ("BDC") under the Investment Company Act of 1940, as amended (the "1940 Act"), Enercorp, Inc. (the "Company") initially invests in companies at times when they are in the early stages of development. Often these types of companies lack management, face operating problems, incur substantial losses and are subject to all of the other risks inherent early development stage companies. The Company has limited liquid financial resources and competes with other BDCs and similar types of companies that have greater experience, financial resources and managerial capabilities than the Company.
      During fiscal 1998, the Company's portfolio was heavily concentrated in securities of Williams Controls, Inc., a company with its common stock traded on the Nasdaq National Market under the symbol "WMCO." Securities in Williams Controls, Inc. represent over 90% of the total value of the Company's portfolio and, therefore, the value of the Company is highly dependent on the market value of Williams' common stock. While the securities of Williams Controls, Inc. are valued based on the public market value, some of the Company's other investments are valued based on the Company's Board of Directors subjective judgment in accordance with the Company's valuation policy guidelines.
      Another risk of the Company is that when it makes investments in development stage companies, sometimes follow on investments are necessary to protect the Company's investment position, placing additional resources of the Company at risk of loss. The Company is not guaranteed the return of its investment or any profit from its investments in its investee companies.
      The Company generally faces limited liquidity of its investments due to legal, contractual and market restrictions on resales of the securities. In addition, due to the restrictions imposed by the 1940 Act and other market related conditions, it is difficult for the Company to raise equity capital. The Company has a bank loan that it relies on for operating cash; however, the Company does not anticipate being able to increase its bank line in the near future. The Company's Board of Directors believes it would be in the best interest of the Company and its shareholders for the Company to raise additional equity capital to reduce its bank line and to provide additional working capital to purchase portfolio securities or acquire a controlling interest in an operating company. The Company plans to seek shareholder approval on these matters at its next annual meeting of shareholders expected to be held in early 1999.
      This statement describes only risks associated with an investment in the securities of a BDC due to the nature of the Company's investment portfolio and capital structure. For other risks associated with an investment in the Company's securities, see the Company's most recent Annual Report on Form 10-K and other filings with the Securities and Exchange Commission, as well as the SEC filings of the Company's investees.